July 10, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian
Laura Veator

Re:	Block, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 23, 2023

File No. 001-37622

Ladies and Gentlemen:

This letter sets forth the response of Block, Inc. (the “Company,” “we,” “our,” and “us”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 29, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 filed with the Commission on February 23, 2023 (the “Form 10-K”).

For your convenience, we have reproduced the comment of the Staff exactly as given in the Comment Letter in bold and italics below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Cover Page

1.

Please revise your filing to provide the address of your principal executive offices. While we note your disclosure that you do not designate a headquarters location as you have adopted a distributed work model, identification of a principal executive office is a requirement of Form 10-K. Designation of this office should consider the location where shareholders are entitled to submit proposals pursuant to Exchange Act Rule 14a-8(e)(2) and where you can receive regulatory communications from the Commission.

Response:

The Company respectfully acknowledges the Staff’s comment. Following discussions with Staff, the Company informs the Staff that the Company will provide the address of its principal executive office in its future filings with the Commission.

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If you should have any questions or further comments with respect to the Company’s response to the Comment Letter, please do not hesitate to contact me.

Sincerely,

Block, Inc.

/s/ Amrita Ahuja

Amrita Ahuja

Chief Financial Officer